

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Via E-mail
Sydney Jim
Chief Executive Officer and Sole Director
495 Grand Boulevard, Suite 206
Miramar Beach, FL 32550

>   **Re: First Titan Corp.**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 27, 2015**
>   **File No. 000-55072**

Dear Mr. Jim:

We have reviewed your February 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2015 letter.

Proxy Statement, page 1

1.   Please reconcile your disclosure here, that the special meeting will be held in March 2015 at the Hilton Houston Southwest, with your disclosure elsewhere, such as in Exhibit C, that the meeting is to be held on February 19, 2015.

2.   Please reconcile your disclosure that there are six proposals to be approved by shareholders with your disclosure on pages 7 and 8 that there are five proposals.

3.   Please present your Proposals in a way that is clearly understandable to the average investor. For example, it is unclear whether in addition to approving the issuance of additional shares of common stock and adoption of the Nevada bylaws, Proposal II also authorizes a 100 to 1 reverse stock split.

4.	Please revise your detailed discussions of Proposals II through V to explain what will happen if any one or more of these proposals are not approved, when others are approved.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert Sonfield